Exhibit 99.1

Vermilion Energy Announces 33% Increase to Quarterly Dividend

CALGARY, AB, Aug. 11, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce a 33% increase to our quarterly cash dividend to $0.08 CDN per share, payable on October 17, 2022 to all shareholders of record on September 30, 2022. The ex-dividend date for this payment is September 29, 2022. This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

www.vermilionenergy.com

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:10e 11-AUG-22